Exhibit 17.1

March 31, 2026

Board of Directors
Nuwellis, Inc.
12988 Valley View Road
Eden Prairie, MN 55344
c/o Neil Ayotte General Counsel and Secretary & John Erb, Chief Executive Officer and Chairman of the Board

Re:	Letter in Response to Nuwellis, Inc. Current Report on Form 8-K Filed on March 27, 2026

Dear Members of the Board:

I, Katharyn Field, submit this letter to the Board in response to the Company’s Current Report on Form 8-K, dated March 27, 2026, which, among other things, announced the resignations of myself and Mika Grasso. Each of our resignation letters speaks for itself. I limit this response, however, to my individual comments and allow Mr. Grasso to share his thoughts if he wishes.

My resignation letter contains factual details about the Company’s leadership, members of the Board, and its advisors. The Company cannot reasonably or justifiably claim that these facts are incorrect, deceptive, based on conjecture, or intended to cause harm. Although the Company may be uncomfortable with uncomfortable truths being made public, it cannot manipulate unfavorable facts to misrepresent its actions (or inactions) and reach an inaccurate conclusion. I, therefore, take exception to, and disagree with, the statements contained in the Company’s Current Report on Form 8-K which attempt to characterize my resignation letter and any contents therein as erroneous, misleading, speculative, or malicious.

Sincerely,

/s/ Katharyn Field
Katharyn Field